

December 31, 2020

Patrick J. Guido
Senior Vice President and Chief Financial Officer
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

> **Re:** **Asbury Automotive Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-31262**

Dear Mr. Guido:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services